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September 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jeffrey P. Riedler, Assistant Director

100 F. Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Form 10-K for the Fiscal year Ended December 31, 2013
Filed March 19, 2014
File No. 001-33057

Dear Mr. Riedler:

We are responding to a question presented in a telephonic conversation, dated September 5, 2014, between Andrew Schwartz of this office and Bryan Pitko of your office.

•	Please inform the Commission as to when the Company expects it will include information regarding the royalties to be paid pursuant to the License Agreement.

The Company expects that it will begin including this information in its filings with the Commission beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2014.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip B. Schwartz

Philip B. Schwartz

akerman.com